May 21, 2025

Larry Jasinski
Chief Executive Officer
Lifeward Ltd.
200 Donald Lynch Blvd.
Marlborough, MA 01752

        Re: Lifeward Ltd.
            Registration Statement on Form S-3
            Filed May 15, 2025
            File No. 333-287314
Dear Larry Jasinski:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:    Jennifer Porter, Esq.